Exhibit 99.15

INVESTMENT BANKING DIVISION

Discussion Materials for The Board of Directors

15-May-2012

Goldman Sachs does not provide accounting, tax, or legal advice. Notwithstanding anything in this document to the contrary, and except as required to enable compliance with applicable securities law, you (and each of your employees, representatives, and other agents) may disclose to any and all persons the US federal income and state tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to you relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind.

Disclaimer	INVESTMENT BANKING DIVISION

This document and any statement made by Goldman Sachs International (“GSI”) in connection with any related presentation to the Board of Directors of Fiat Industrial S.p.A. (the “Company) (collectively, the “Confidential Information”) are confidential and are provided exclusively for the information and assistance of the Company’s Board of Directors in connection with its consideration of the possible transaction described herein and may not be disclosed to any third party, or circulated or referred to publicly, or used for any other purpose without our prior written consent.

The Confidential Information does not constitute a recommendation as to how the Company’s Board of Directors should proceed. The Confidential Information was obtained from publicly available sources and from the Company’s management and has not been independently verified by GSI. GSI has relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and has assumed such accuracy and completeness for purposes of the Confidential Information. In addition, GSI has not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries. Neither GSI nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information and any liability therefore (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. GSI is not addressing any legal, regulatory, tax or accounting matters in this document and, furthermore, is not expressing any views on, and this document does not address, the fairness of the transaction to, or any consideration to be paid or received in connection therewith by, any person. The Confidential Information does not purport to contain all of the information that may be required to evaluate, and should not be relied on in connection with, any potential transaction. GSI does not undertake or expect to update or otherwise revise the Confidential Information.

GSI does not provide legal, accounting or tax advice and the Company is advised to consult its own independent advisors on any legal, tax or accounting issues relating to the Confidential Information. The receipt of this document or any other Confidential Information by any recipient other than the Board of Directors of Fiat Industrial S.p.A. is not to be taken as constituting the giving of investment advice by GSI to that recipient, nor to constitute such person a client of GSI. No person shall be treated as a client of GSI, or be entitled to the protections afforded to clients of GSI, solely by virtue of having received this document.

1

Table of Contents	INVESTMENT BANKING DIVISION

I.	Creation of a Stronger Single Stock Currency for the Group

II.	Review of the Proposed Combination of FI and CNH

III.	Financial and Valuation Considerations

2

INVESTMENT BANKING DIVISION

I.	Creation of a Stronger Single Stock Currency for the Group

FI and CNH Share Price Performance vs. Peers Since FI Demerger	INVESTMENT BANKING DIVISION

Source: Bloomberg; market data as of 10 May 2012

¹	AG & CE includes CAT, Deere and AGCO. Trucks includes Volvo, MAN, Scania, PACCAR and Navistar.
²	Performance since 24-Apr closing. FI and CNH published results after 24-Apr and 25-Apr closing respectively.

Creation of a Stronger Single Stock Currency for the Group	4

Valuation Benchmarking vs. Peer Group 2012E EV/EBITDA Trading Multiples	INVESTMENT BANKING DIVISION

Note: EV calculated as Market Cap + Industrial Net Debt + Pension Liabilities + Minority Interest - Associates/JVs - Book Value of Financial Services Subsidiaries Projections based on IBES estimates. Financials projections of US companies adjusted for cost of pension liabilities

Source: Companies’ latest filings, presentations and websites; IBES Estimates; Bloomberg. Market prices as of 10-May-2012

[1]	All data calendarised to 31-Dec-2011 and converted to EUR at EUR/USD exchange rate of 1.30 where appropriate.

Creation of a Stronger Single Stock Currency for the Group	5

CNH Liquidity and Free-float in Context	INVESTMENT BANKING DIVISION

Note: Market cap calculated applying treasury stock method

Source: Bloomberg. Market prices as of 10-May-2012

[1]	For Volvo and Scania the analysis is based on B shares.

Creation of a Stronger Single Stock Currency for the Group	6

CNH Investor Base Significant Demand Unexploited Due to CNH Free-float Size	INVESTMENT BANKING DIVISION

Note: Highlighted in yellow overlapping investors; US peers analysis excludes index accounts

Source: Thomson Reuters

[1]	Includes: Paccar, Caterpillar, Deere, AGCO, Navistar.

Creation of a Stronger Single Stock Currency for the Group	7

CNH and FI Coverage Universe and Valuation Methodologies	INVESTMENT BANKING DIVISION

Source: Company financials, broker reports

[1]	Includes 9 brokers: Goldman Sachs, BofA, ISI, Credit Agricole, UBS, Jefferies, Piper Jaffray, William Blair and JP Morgan. Target prices between $47.00 (Goldman Sachs) and €65.00 (BofA).

Creation of a Stronger Single Stock Currency for the Group	8

Analysts’ Views on the Potential Combination Selected Brokers’ Comments	INVESTMENT BANKING DIVISION

•

“…We believe that FI will eventually need to seek to acquire the remaining shares in CNH which would open up several strategic options to Fiat Industrial. Firstly it would make it easier to use CNH shares as a currency to make further acquisitions (management on the call pointed towards potential acquisitions in Construction Equipment) while potentially losing the Italian listing of FI in favor of a US listed CNH would also lower refinancing costs for the overall business…”

Credit Suisse, 25-Apr-2012

•

“…We await the pending catalyst regarding disclosure of the Fiat Industrial’s plans for the 11.5% CNH minority stake. A merger, leading to an NYSE listing for Fiat Industrial, would reduce the sovereign Italy credit risk discount embedded in the company’s stock price, eliminate the liquidity discount for CNH, give CNH credit for cash deposited at Fiat Industrial, potentially unlock Iveco’s value, as well as pave the way for an investment grade credit rating…”

William Blair, 25-Apr-2012

•

“…Once a merger with Fiat Industrial is consummated, allowing the street to give CNH full credit for cash deposited on Fiat Industrial as well as unlock valuealue at Iveco, we believe the stocktock price couldould appreciate to $50 to $60, assumingassuming a half-turn discount to Deere’s current EBITDA multiple…”

William Blair, 25-Apr-2012

•

“…We highlight that in theory there could be some advantage in being listed in the US, as Fiat Industrial’s main peers are outside Europe and Fiat Industrial could finally take advantage of the richer valuations of its peers in the US. Lastly, a reverse merger could allow Fiat to have better access to the US capital markets, to take advantage of the better credit rating of CNH, thus leaving room for a reduction in cost of funding…”

Banca IMI, 26-Apr-2012

•

“…A reverse merger of FI into CNH […] would allow an immediate listing in the US (and eventually also in Italy), therefore benefiting from the higher market multiples of the US market compared to Italy…”

Centrobanca, 30-Apr-2012

Source: Broker reports

Creation of a Stronger Single Stock Currency for the Group	9

Creation of a Stronger Single Stock Currency for the Group	INVESTMENT BANKING DIVISION

Creation of a Stronger Single Stock Currency for the Group	10

INVESTMENT BANKING DIVISION

II.	Review of the Proposed Combination of FI and CNH

Fiat Industrial Simplified Group Structure After Completion of Mandatory Conversion of Preference and Savings Shares	INVESTMENT BANKING DIVISION

Source: Bloomberg. Market data as of 10-May-2012. EUR / USD exchange rate of 1.30.

[1]	32.83% including Fiat SpA stake in FI, equal to 2.83% (after completion of mandatory conversion of preference and savings shares; assuming no withdrawal rights).
[2]	Assumes 1,222.6m pro-forma NOSH (i.e. conversion of FI special share classes executed with no withdrawal rights exercised).
[3]	Assuming full dilution, FI ownership would result in 85.29%.
[4]	Treasury stock method applied.

Review of the Proposed Combination of FI and CNH	12

Summary of the Contemplated Transaction	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	13

Multiple Voting Scheme Description	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	14

Multiple Voting Scheme French System – Selected Examples	INVESTMENT BANKING DIVISION

Source: Companies’ latest filings, Bloomberg and Thomson

[1]	Based on outstanding capital or exercisable voting rights (i.e. deducting treasury shares).
[2]	Excluding employees ownership in case of Saint-Gobain, Groupe Casino and Bouygues.
[3]	Including only EFP and FFP.
[4]	Direct holding companies are Groupe Bruxelles Lambert and NNS Holding.
[5]	Almost entirely held by one investor, First Eagle Investment Management, LLC.

Review of the Proposed Combination of FI and CNH	15

Listing and Capital Markets Considerations	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	16

Listing and Capital Markets Considerations	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	17

Summary Transaction Steps and Process (1/2)	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	18

Summary Transaction Steps and Process (2/2)	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	19

Summary Process Timeline	INVESTMENT BANKING DIVISION

Review of the Proposed Combination of FI and CNH	20

INVESTMENT BANKING DIVISION

III.	Financial and Valuation Considerations

Exchange Ratio Historical Evolution Since Demerger	INVESTMENT BANKING DIVISION

Note: Based on daily EUR/USD exchange ratios from 03 Jan 2011 to 10 May 2012

Source: Bloomberg. Market data as of 10-May-2012

¹	Average since 25-Apr. FI and CNH published results after 24-Apr and 25-Apr closing respectively.

Financial and Valuation Considerations	22

Exchange Ratio Analysis Pro Forma Financial Impacts	INVESTMENT BANKING DIVISION

CNH Exchange Ratio (# of NewCo Shares for each CNH share)	4.371 x	4.600 x	4.800 x	5.000 x	5.200 x
Implied CNH Price ($)	43.68	45.96	47.96	49.96	51.96
Implied Premium / (Discount) to CNH Current Price	—	5.2%	9.8%	14.4%	19.0%
Implied Premium / (Discount) to CNH L3M Average Price	2.1%	7.5%	12.1%	16.8%	21.5%
Implied Premium / (Discount) to CNH L6M Average Price	5.4%	10.9%	15.7%	20.5%	25.3%

Implied FI Price (€)	7.71	7.33	7.02	6.74	6.48
Implied Premium / (Discount) to FI Current Price	—	(5.0)%	(8.9)%	(12.6)%	(15.9)%

Value vs. Today (Assuming Current Combined Market Cap)²
CNH Minorities	—	4.7%	8.7%	12.7%	16.7%
FI Shareholders	—	(0.5)%	(1.0)%	(1.4)%	(1.9)%

PF Ownership Structure (Treasury Stock Method)³
CNH Minorities	10.1%	10.6%	11.0%	11.4%	11.8%
FI Shareholders	89.9%	89.4%	89.0%	88.6%	88.2%
o/w Exor	27.0%	26.8%	26.7%	26.6%	26.5%
o/w Fiat	2.5%	2.5%	2.5%	2.5%	2.5%

PF Ownership Structure (Full Dilution)³
CNH Minorities	11.6%	12.1%	12.5%	13.0%	13.4%
FI Shareholders	88.4%	87.9%	87.5%	87.0%	86.6%
o/w Exor	26.5%	26.4%	26.2%	26.1%	26.0%
o/w Fiat	2.5%	2.5%	2.5%	2.5%	2.4%

Source: FI and CNH latest filings (31-Mar-2012), Bloomberg, Company’s estimates. Market data as of 10-May-2012. EUR/USD exchange rate of 1.30

[1]	Ignoring any purchase accounting adjustments. Treasury stock method applied.
[2]	Combined market capitalization estimated as sum of FI current market cap (€9,426m) and value of CNH minorities (€1,064m – treasury stock method applied).
[3]

Assuming (i) conversions of FI special share classes executed with no withdrawal rights exercised – 1,222.6m pro-forma NOSH, and (ii) treasury stock method or fully diluted number of shares for CNH (3.7m or 8.7m of additional shares respectively).

Financial and Valuation Considerations	23